Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800
October 31, 2013

VIA EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Ms. Vroman-Lee,

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-336592) with the Securities and Exchange Commission (the “Commission”) on August 15, 2013 relating to Transamerica Multi-Manager Alternative Strategies VP (the “Portfolio”), a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on September 30, 2013.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolio and the Registrant’s responses thereto.

Prospectus Comments

1.	Fund Name: Please explain why the use of “multi-manager” in the Portfolio’s name is appropriate, given that the Portfolio has only one adviser and no sub-advisers.

Response: The Registrant believes that the use of “multi-manager” in the Portfolio’s name is appropriate because the Portfolio seeks to achieve its objective by investing its assets in a combination of underlying funds, which in effect gives the Portfolio’s shareholders exposure to multiple managers.

2	Fund Name/Principal Investment Strategies: The use of “alternative” in the Portfolio’s name suggests a particular type of investment. Please include an 80% test as required by Rule 35d-1 of the Investment Company Act of 1940 (the “Names Test”) in the Portfolio’s “Principal Investment Strategies.” The Staff notes that the use of “strategies” in the Portfolio’s name does not remove “alternative” from the Names Test requirement.

Response: The Registrant believes that the term “alternative” in the Portfolio’s name suggests a type of investment strategy rather than a type of investment. The Portfolio’s prospectus discloses that the Portfolio’s investment strategy is to invest its assets in a combination of underlying funds that use alternative investment strategies or invest in alternative asset classes. As set forth in the Commission’s release adopting Rule 35d-1 and in subsequent guidance by the Staff of the Division of Investment Management, Rule 35d-1 does not apply to fund names that incorporate terms that connote types of investment strategies as opposed to types of investments. The Portfolio believes that the combination of “alternative” and “strategies” in its name appropriately connotes the type of investment strategy the Portfolio is pursuing rather than any particular type of investment.

3.	Fees and Expenses: Please remove the language “or redemption proceeds, whichever is lower” from the “Maximum deferred sales charge” line of the “Shareholder Fees” table, as this disclosure is not permitted by Form N-1A.

Response: The Registrant believes that such disclosure is both permitted by Item 3 of Form N-1A and also enhances shareholders’ understanding of such a sales charge. The Registrant has therefore not revised the disclosure.

4.	Fees and Expenses: Please complete all fees and expense tables.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5.	Principal Risks: The “New Portfolio” risk has certain disclosure referring to a sub-adviser. If the fund does not have a sub-adviser, please revise the disclosure accordingly.

Response: The Portfolio does not have any sub-advisers; the Registrant has made revisions consistent with the Staff’s comment.

6.	Purchase and Sale of Portfolio Shares: Please remove the sentence “The portfolio does not intend to pay any 12b-1 fees on Initial Class shares through May 1, 2014,” as Item 6 does not permit such disclosure. Please confirm whether the expiration date of the waiver is May 1, 2014 or May 31, 2014.

Response: The Registrant believes that such disclosure is both permitted by Item 6 of Form N-1A and also enhances shareholders’ understanding of such a fee. The Registrant has therefore not removed the sentence. However, the Registrant confirms the disclosure has been revised consistent with the Staff’s Comment 6 to change “does not intend to pay” to “will not pay.” The Registrant notes that it will revise this sentence covering its other series during its next annual update. In addition, the Registrant has revised the expiration date of the waiver to October 31, 2014.

7.	When Share Price is Determined: Please revise the disclosure with respect to purchasing underlying affiliated and unaffiliated funds.

Response: The Registrant believes the current disclosure appropriately addresses the requirements of Item 23 of Form N-1A. The registrant has therefore not revised the disclosure.

8.	List and Description of Certain Underlying Portfolios: Please confirm this list will include underlying portfolios that the Portfolio will invest in.

Response: The Registrant so confirms.

9.	Distributions Plan: Please confirm whether Initial Class shares are subject to a 0.15% distribution and service fee under the Portfolio’s Rule 12b-1 Plan and, if so, whether the Portfolio has a waiver in place. The Staff also notes that the “Fee Table” does not list the Portfolio as having 12b-1 fees.

Response: The Registrant notes that the Board of Trustees of the Portfolio has approved the waiver of the 0.15% Rule 12b-1 distribution and service fee for Initial Class shares through May 1, 2014. The Registrant also notes that it is neither required nor appropriate to disclose the waived Rule 12b-1 distribution and service fee pursuant to Instruction 3(b) to Item 3 of Form N-1A, given that the Portfolio will not incur such fees. However, the Registrant confirms the disclosure has been revised consistent with the Staff’s Comment 6 to change “does not intend to pay” to “will not pay.”

10.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please disclose similarly managed accounts, in addition to mutual funds. If similarly managed accounts are excluded from the composite, explain why they are so excluded and add disclosure indicating that such exclusion would not cause the composite’s performance to be misleading.

Response: The Registrant notes that the prior performance is not a composite. Instead, it shows prior performance for Transamerica Multi-Manager Alternative Strategies Portfolio, a series of Transamerica Funds (the “Clone Fund”). In addition, there are no other similarly managed accounts to be disclosed.

11.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please show actual fees if similarly managed accounts have higher fees.

Response: The Registrant notes that the prior performance listed for Class A and Class I shares of the Clone Fund includes the respective Class fees and expenses and has not been adjusted to reflect the operating expenses of Initial Class shares of the Portfolio.

12.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please replace the column heading “10 Years” with the heading “Since Inception.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please confirm that using the Bank of America Merrill Lynch 3-Month Treasury Bill + 3% Wrap Index and the HFRX Global Hedge Fund Index are sufficiently broad-based indices consistent with Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant believes that the Bank of America Merrill Lynch 3-Month Treasury Bill + 3% Wrap Index is an appropriate index for the Portfolio and is consistent with Instruction 5 to Item 27(b)(7) of Form N-1A. The Registrant notes that only the Portfolio’s primary index need comply with the broad-based index requirement. In addition, the Registrant notes that the Clone Fund utilizes the same indices.

14.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please provide additional information and explain what the Bank of America Merrill Lynch 3-Month Treasury Bill + 3% Wrap Index is.

Response: The Bank of America Merrill Lynch 3-Month U.S. Treasury Bill Index comprises a single issue purchased at the beginning of the month and held for a full month. Each month the index is rebalanced and the issue selected is the outstanding Treasury Bill that matures closest to, but not beyond 3 months from the rebalancing date. The performance of the index does not reflect the deduction of expenses associated with a fund, such as investment management fees. By contrast, the performance of the Portfolio reflects the deduction of fund expenses, including sales charges if applicable. An individual cannot invest directly in an index. An annual 3% wrap is added to the benchmark to measure the investment performance of the Portfolio given the additional risk associated with this investment vehicle.

15.	Prior Performance for Similar Accounts, Average Annual Total Returns: Please confirm that the HFRX Global Hedge Fund Index does not include any underlying fund fees and if it does include such fees, please revise the disclosure accordingly.

Response: The Registrant confirms that the HFRX Global Hedge Fund Index does not include any underlying fund fees.

Statement of Additional Information Comments (“SAI”)

16.	Management of the Trust: Please confirm if the Registrant has a Lead Independent Trustee and describe his role.

Response: The Registrant notes that the Lead Independent Trustee and a description of his role is disclosed in the SAI.

General Comment

17.	Please complete all outstanding material information in the Registration Statement.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

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